SEC 1745
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response.11

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Optical Cable Corporation

(Name of Issuer)

common stock

(Title of Class of Securities)

683827-20-8

(CUSIP Number)

January 8, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Polynous Capital Management, Inc. ("PCM")

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization CA
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power _____
6. Shared Voting Power 39,213
7. Sole Dispositive Power _____
8. Shared Dispositive Power 39,213

9. Aggregate Amount Beneficially Owned by Each Reporting Person 39,213

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0.7%

12. Type of Reporting Person (See Instructions) CO, IA

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Kevin Laurence Wenck ("Wenck")

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power _____
6. Shared Voting Power 39,213
7. Sole Dispositive Power _____
8. Shared Dispositive Power 39,213

9. Aggregate Amount Beneficially Owned by Each Reporting Person 39,213

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0.7%

12. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Polynous Growth Fund (the "Fund")

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ________

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization DE
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power _____
6. Shared Voting Power 32,400
7. Sole Dispositive Power _____
8. Shared Dispositive Power 32,400

9. Aggregate Amount Beneficially Owned by Each Reporting Person 32,400

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0.6%

12. Type of Reporting Person (See Instructions) IV, OO

Item 1.

(a) Name of Issuer

Optical Cable Corporation (the "Issuer")

(b) Address of Issuer's Principal Executive Offices

5290 Concourse Drive, Roanoke, Virginia 24019

Item 2.

(a) The names of the persons filing this statement are:

Polynous Capital Management, Inc.

Kevin L. Wenck

Polynous Growth Fund

(collectively, the "Filers").

(b) The principal business office of the Filers is located at:

One Pine Street, Suite 2208

San Francisco, CA 94111

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 683827-20-8

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [X] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8) [as to the Fund].

(e) [X] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) [as to PCM].

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) [as to Wenck].

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [X] Group, in accordance with section 240.13d-1(b)(1)(ii)(J) [as to PCM and Wenck].

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer. For purposes of calculating the percentage ownership, the Filers have assumed that the number of shares outstanding is 5,452,785.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

PCM is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Wenck is the President and controlling shareholder of PCM. PCM is the investment adviser of the Fund and other client accounts.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

PCM is a registered investment adviser. Wenck is the controlling shareholder of PCM. PCM and Wenck constitute a group as defined in Rule 13d-5(b)(1), but they are not part of a group with any other person.

The Fund is a registered investment company. The Fund is filing jointly with the other filers, but not as a member of a group, and expressly disclaims membership in a group.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2004

POLYNOUS CAPITAL MANAGEMENT, INC. By: /s/ Kevin L. Wenck Kevin L. Wenck President
/s/ Kevin L. Wenck Kevin L. Wenck
POLYNOUS GROWTH FUND By: /s/ Kevin L. Wenck Kevin L. Wenck President and Treasurer